Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 21
DATED JULY 8, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 21 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 14 dated April 16, 2010, Supplement No. 15 dated May 3, 2010, Supplement No. 16 dated May 17, 2010, Supplement No. 17 dated May 24, 2010, Supplement No. 18 dated June 3, 2010, Supplement No. 19 dated June 11, 2010 and Supplement No. 20 dated July 1, 2010.  Unless otherwise defined in this Supplement No. 21, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Investments in Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Investments in Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 15.

Recent Acquisitions

As of July 8, 2010, we had completed the following property acquisitions:

Property Name	Date of Acquisition	Aggregate Square Feet	Approximate Purchase Price	Cap Rate (1)	% Economic Occupancy at Date of Acquisition	% Physical Occupancy at Date of Acquisition
Kohl’s at Calvine Pointe	07/02/2010	89,887	$21,480,000	7.71%	100.0%	100.0%
The Landing at Tradition	06/10/2010	359,775	$53,878,000	7.70%	92.4%	92.4%
Tradition Village Center	06/10/2010	112,421	$19,827,000	7.45%	99.0%	99.0%
Draper Crossing	05/27/2010	166,845	$23,464,000	8.74%	96.0%	96.0%
Regal Court	05/14/2010	343,470	$43,500,000	8.05%	98.3%	98.3%
Pleasant Hill Commons	02/18/2010	70,642	$12,375,000	7.50%	100.0%	96.6%
Merrimack Village Center	12/11/2009	82,292	$9,760,000	9.50%	96.8%	89.1%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s projected annual net operating income, as determined during the due diligence process, by the purchase price of the property.  Net operating income includes, for these purposes, base rental income and expense reimbursements from in-place leases, reduced by operating expenses, replacement reserves and vacancy loss provisions.

Also as of July 8, 2010, we, directly or indirectly, had entered into the following joint venture:

Joint Venture	Date Entered Into	Description	Investment to Date	Remaining Commitment
Temple Terrace –Temple Terrace, FL	07/01/2010	Retail Redevelopment (95,000 sq. ft. retail center)	$412,500	$9,788,000

Kohl’s at Calvine Pointe.  On July 2, 2010, we, through Inland Diversified Elk Grove Calvine, L.L.C., a wholly owned subsidiary formed for this purpose, entered into a contract and simultaneously acquired a fee simple interest in an 89,887 square foot property located in Elk Grove, California and leased to Kohl’s Department Stores, Inc. (“Kohl’s”).  We purchased this property from Calvine South, LLC, an unaffiliated third party, for a purchase price equal to approximately $21.5 million.  We do not believe closing costs will exceed $75,000.  We funded the purchase price with proceeds from our offering.

The underwritten cap rate for this property is approximately 7.71%, and is a reflection of assumptions and facts applied in the due diligence process for the property.  Among the items we considered in determining whether to acquire the property included, but were not limited to, the following:

•

Kohl’s, the property’s sole tenant, is a subsidiary of Kohl’s Corporation.  According to its public SEC filings, Kohl’s Corporation operated 1,058 stores in forty-nine states as of January 30, 2010, and had net sales equal to approximately $17.7 billion for the year ended January 30, 2010.  Kohl Corporation’s reported having total shareholders’ equity equal to approximately $7.9 billion as of January 30, 2010.

•

The Kohl’s lease expires in January 2028, and Kohl’s has six five-year options to renew through January 2058.  Kohl’s pays an annual base rent of approximately $1.7 million, or approximately $19.15 per square foot, and its lease is a net lease, meaning that Kohl’s is responsible for the maintenance of the building and common area costs.  We would be responsible for the foundation, roof and structural elements.

•

The property was constructed in 2007.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are three competitive properties located within approximately three miles of the Kohl’s property.

Real estate taxes assessed for the fiscal year ended June 30, 2010 (the most recent tax year for which information is generally available) were approximately $250,000 at the Kohl’s property.  The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 0.010%.  For federal income tax purposes, the depreciable basis in the property will be approximately $15.0 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Probable Acquisitions

We have completed the due diligence for the grocery-anchored retail center known as Lake City Commons, located in Lake City, Florida, as previously discussed in Supplement No. 19.  As a result of completing the due diligence, we now consider this property to be a “probable” investment.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of July 6, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	13,334,247	132,552,444	12,510,966	120,041,478

Shares sold pursuant to our distribution reinvestment plan:	169,958	1,614,600	-	1,614,600

Shares purchased pursuant to our share repurchase program:	(2,000)	(20,000)	-	(20,000)
Total:	13,522,205	$134,347,044	$12,510,966	$121,836,078

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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